82-4518

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

18 October, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica: Update on exploration progress

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc.

dlw 10/27

Oct 18, 2005

Update on exploration progress

Further to its announcement on 15 July 2005, Centrica plc today announced that well 42/21-1 on licence P1132, incorporating blocks 42/21 and 42/22 in the Southern North Sea, has been completed. Analysis of wireline logs indicated that hydrocarbons are not present in commercial quantities and the company now expects that, following receipt of approvals from the joint venture partners and the DTI, the well will be plugged and abandoned.

The total cost to Centrica of drilling operations, including abandonment, will be approximately £4 million.

Enquiries:

Centrica Investor Relations	01753 494900
Centrica Media Relations	01753 494085

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

18 October, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

Dear Sir / Madam

Centrica: Share Buy-back Announcement

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc.

Regulatory Announcement

Go to market news section

Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:04 17-Oct-05

17 October 2005

Centrica plc

Purchase of own shares

Centrica plc announces that it has today purchased for cancellation 2,000,000 Ordinary shares at a price of 238.3396p per share via UBS Limited.

Enquiries

Centrica Investor Relations	01753 494900
UBS Limited Jos Trusted	020 7567 8000

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

5 October, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc – Director' Share Interests – Share purchase by the Trustees of the Company's Long Term Incentive Scheme

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc.

Centrica plc

Directors' Share Interests - Share purchase by the Trustees of the Company's Long Term Incentive Scheme

Centrica plc announces that Hill Samuel Offshore Trust Company Limited, trustees of the Centrica Long Term Incentive Scheme (the "LTIS"), acquired 1,279,475 ordinary shares of 6 $^{14}/_{81}$ pence each in Centrica plc on 29 September 2005 at 246.14p per share to satisfy future releases under the LTIS in which the participants, including Executive Directors, Persons Discharging Management Responsibility and other senior management, have a potential interest, subject to the achievement of performance conditions.

Derek Woodward
Head of Secretariat